Exhibit 4.15

Amendment No. 13 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan

Amendment No. 13
to
Gilat Satellite Networks Ltd. 2008 Share Incentive Plan
(the “Plan”)
Dated February 15, 2021

The terms of the Plan are hereby revised as follows:

Section 6(b1) is hereby revised as marked herein below:

(b1)    In the event the Company declares a cash dividend to its shareholders and the ~~distribution~~ Ex-date date of such cash dividend preceded the exercise of a Share Option, then the Exercise Price of each outstanding Share Option (whether vested or not) on the applicable ~~distribution~~ Ex-date date of such cash dividend shall be automatically reduced by an amount equal to the cash dividend per Share distributed by the Company on ~~such~~ the applicable distribution date (the "Dividend Adjustment"); provided, however, that the Dividend Adjustment shall not apply to any cash dividend for which the Board resolves on the declaration date of such cash dividend not to apply the Dividend Adjustment.

To the extent required by applicable stock exchange regulations, no Share Options shall be exercised on a record date and ex-date, if earlier, of any stock dividend, other distribution of dividends, rights offering, stock split, reverse stock split or reduction of authorized share capital.

All other terms shall remain unchanged.